UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. 1)

                               NESTOR, INC.
        ____________________________________________________________
                             (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.01
        ____________________________________________________________
                      (Title of Class and Securities)

                                 64107410
        ____________________________________________________________
                  (CUSIP Number of Class of Securities)

         Bruce W. Schnitzer, Wand Partners Inc., 630 Fifth Avenue,
                   Suite 2435, New York, New York  10111
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              March 16, 1995
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following ( ):

        Check the following box if a fee is being paid with this Statement ( ):



                                SCHEDULE 13D

 CUSIP NO. 64107410

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND/NESTOR INVESTMENTS L.P.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                2,100,000
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY         9     SOLE DISPOSITIVE POWER
           EACH                 2,100,000
        REPORTING
          PERSON          10    SHARED DISPOSITIVE POWER
           WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,100,000

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22%

 14    TYPE OF REPORTING PERSON*
       PN


                                SCHEDULE 13D

 CUSIP NO. 64107410

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WAND (NESTOR) INC.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

                          7     SOLE VOTING POWER
                                2,100,000
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY         9     SOLE DISPOSITIVE POWER
           EACH                 2,100,000
        REPORTING
          PERSON          10    SHARED DISPOSITIVE POWER
           WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,100,000

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22%

 14    TYPE OF REPORTING PERSON*
       CO


                                SCHEDULE 13D

 CUSIP NO. 64107410

 1     NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       MR. BRUCE W. SCHNITZER

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*
       00

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

                          7     SOLE VOTING POWER
                                2,100,000
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY         9     SOLE DISPOSITIVE POWER
           EACH                 2,100,000
        REPORTING
          PERSON          10    SHARED DISPOSITIVE POWER
           WITH

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,100,000

 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22%

 14    TYPE OF REPORTING PERSON*
       IN



                    The Statement on Schedule 13D filed on August
          15, 1994 with respect to the common stock, par value $.01 per share (the "Common Stock") of Nestor, Inc., a
          Delaware corporation (the "Company") is hereby amended as follows:

          Item 2.  Identity and Background.

                    Item 2 is hereby amended as follows:

                    The principal business address of the
          Wand/Nestor Partnership, the General Partner, WPI, Mr.
          Schnitzer and Mr. Callard is 630 Fifth Avenue, Suite
          2435, New York, New York 10111.

          Item 3. Source and Amount of Funds or Other
          Consideration.

                    Item 3 is hereby supplemented as follows:

                    The Company and the Wand/Nestor Partnership entered into a Standby Financing and Purchase Agreement dated as of March 16, 1995 (the "Standby Agreement"). The Standby Agreement, as subsequently amended on April 7, 1995, provides for the following transactions:

               * Upon execution of the Standby Agreement, the Company will pay the Wand/Nestor Partnership a commitment fee valued at $100,000 in the form of 100,000 shares of Company Common Stock (the "Commitment Shares");

               * Nestor will issue to the holders of Company Common Stock and Convertible Preferred Stock, on a record date to be established by the Company's Board of Directors, certain rights (the "Rights") to subscribe for and purchase additional shares of Company Common Stock (the "Underlying Shares") at the rate of one Underlying Share for each five shares of Company Common Stock owned by such holder or into which such holder's Company Convertible Preferred Stock may be converted. The subscription price for each Underlying Share will be $1.50 per share. No fractional Rights or cash in lieu thereof will be distributed by the Company.

               * The Wand/Nestor Partnership will exercise the 200,000 Rights attributable to the 1,500 shares of Series C Convertible Preferred Stock owned by it in the same proportion as Rights are in the aggregate exercised by the Company's other stockholders.

               * Upon execution of the Standby Agreement, the Wand/Nestor Partnership extended a loan to the Company in the aggregate principal amount of $1,200,000 (the "Loan") with interest thereon payable at the rate of ten percent per annum in the form of shares of Company Common Stock valued, for such purposes, at $1.00 per share.

               * On the third business day after expiration of the Rights, the Company will sell the Wand/Nestor Partnership up to 2,000 shares of Series C Convertible Preferred Stock (the "New Series C Preferred Shares") at a purchase price per share of $1,000. The Wand/Nestor Partnership's commitment to purchase such New Series C Preferred Shares will be reduced by the amount required to exercise Rights pursuant to its obligation under the Standby Agreement as outlined above. The actual number of New Series C Preferred Shares to be purchased by the Wand/Nestor Partnership will, accordingly, be determined by the number of Rights exercised by the Wand/Nestor Partnership pursuant to the Standby Agreement. In connection with the purchase of the New Series C Preferred Shares, the Wand/Nestor Partnership will surrender its present Warrant to acquire 1,000,000 shares of Company Common Stock at an exercise price of $1.50 per share in exchange for a substitute warrant (the "New Warrant"). The New Warrant shall entitle the Wand/Nestor Partnership to purchase 1,000,000 shares of Company Common Stock and shall have terms and conditions substantially identical to those contained in the Warrant except that the "Warrant Price" and purchase price per share stated therein shall be reduced, as set forth in the following table, in relation to the actual number of New Series C Preferred Shares acquired by the Wand/Nestor Partnership pursuant to the Standby
                    Agreement:

                                                          Revised
                                                        Warrant and
     No. of New Series C Preferred Shares Purchased    Purchase Price

                       1,700 or fewer                      $ .78
                       1,721 to 1,701                        .77
                       1,743 to 1,722                        .76
                       1,764 to 1,744                        .75
                       1,786 to 1,765                        .74
                       1,807 to 1,787                        .73
                       1,828 to 1,808                        .72
                       1,850 to 1,829                        .71
                       1,871 to 1,851                        .70
                       1,893 to 1,872                        .69
                       1,914 to 1,894                        .68
                       1,936 to 1,915                        .67
                       1,957 to 1,937                        .66
                       1,978 to 1,958                        .65
                       2,000 to 1,979                        .64

               * At the closing of the purchase of the New Series C Preferred Shares provided for in the Standby Agreement, the Company will issue the Wand/Nestor Partnership a warrant to acquire 700,000 shares of Company Common Stock at a purchase price of $1.00 per share (the "Second Fee Warrant") as compensation for the Wand/Nestor Partnership's assistance to the Company in connection with the rights offering, the Loan, the issuance of the New Series C Preferred Shares and the other transactions contemplated by the Standby Agreement.

                    As contemplated by the Standby Agreement, the Loan was extended to the Company and the Commitment Shares were issued to the Wand/Nestor Partnership on March 16, 1995. The Closing for the purchase of the New Series C Preferred Shares is expected to occur on the third business day after the date the Rights expire. The consideration for the Loan was provided, and the consideration for the Company Common Stock and the New Series C Preferred Shares to be acquired pursuant to the Rights and the terms of the Standby Agreement will be provided, by the partners of the Wand/Nestor Partnership as additional contributions of capital proportionate to their partnership interest in the Wand/Nestor Partnership.

          Item 4.  Purpose of the Transaction.

                    Item 4 is hereby supplemented as follows:

                    The Wand/Nestor Partnership acquired the
          Commitment Shares (and will acquire the other securities pursuant to the Standby Agreement and the Note) for investment.

          Item 5.  Interest in Securities of the Issuer.

                    Item 5(a) is hereby amended as follows:

                    (a) As of the date hereof, as a result of the relationships and stock ownership discussed above, the Wand/Nestor Partnership, the General Partner and Mr. Schnitzer may each be deemed, pursuant to the Exchange Act and the rules and regulations promulgated thereunder, to beneficially own approximately 22% of the outstanding shares of Common Stock of the Company. Except as set forth in this Item 5(a), none of the Filing Persons or, to the best knowledge of the Filing Persons, Mr. Callard, beneficially owns any shares of Company Common Stock.

                    Item 5(b) is hereby amended as follows:

                    (b) The Wand/Nestor Partnership has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 2,100,000 shares of Company Common Stock beneficially owned by it as a consequence of its ownership, of record and beneficially, of the Series C Convertible Preferred Stock, the Warrant and the Commitment Shares. By virtue of their relationship to the Wand/Nestor Partnership, the General Partner and Mr. Schnitzer may each be deemed to have concurrent indirect power to vote or to direct the vote and to dispose or to direct the disposition of such shares. Holders of Series C Convertible Preferred Stock are entitled to vote on all matters as to which shareholders of the Company are entitled to vote, with each holder entitled to cast a number of votes equal to the greatest number of whole shares of Common Stock into which such holder's shares of Series C Convertible Preferred Stock could be converted.

                    Item 5(c) is hereby amended as follows:

                    (c)  On March 16, 1995, the Company and the
          Wand/Nestor Partnership entered into the Standby Agreement and the Company issued the Commitment Shares to the Wand/Nestor Partnership. The Standby Agreement was amended on April 7, 1995. Except for the transactions described in this Item 5(c), none of the Filing Persons, nor, to the best knowledge of the Filing Persons, Mr. Callard has effected any transactions in Common Stock of the Company during the past 60 days.

          Item 6. Contracts, Understandings or Relationships with respect to Securities of the Issuer.

                    Item 6 is hereby supplemented as follows:

                    As noted in Item 3 above, the Company and the Wand/Nestor Partnership have entered into the Standby
          Agreement.

          Item 7.  Material to Be Filed as Exhibits.

                    Exhibit 1 -    Standby Financing and Purchase
                                   Agreement, dated as of March 16,
                                   1995, between the Company and
                                   the Wand/Nestor Partnership.

                    Exhibit 2 -    Amendment No. 1 to Standby
                                   Financing and Purchase
                                   Agreement, dated as of April 7,
                                   1995, between the Company and
                                   the Wand/Nestor Partnership

                    Exhibit 3 -    Joint Filing Agreement


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  April 18, 1995

                                             WAND/NESTOR INVESTMENTS L.P.

                                             BY:  WAND (NESTOR) INC.,
                                                    as general partner

                                             By:
                                             Name:   Bruce W. Schnitzer
                                             Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

          Dated:  April 18, 1995

                                             WAND (NESTOR) INC.

                                             By:
                                             Name:   Bruce W. Schnitzer
                                             Title:  Chairman


                                     SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated:  April 18, 1995

                                             By:
                                             Name:   Bruce W. Schnitzer


                                   EXHIBIT INDEX

          Exhibit No.    Exhibit Name                            Page No.

              1          Standby Financing and Purchase
                         Agreement, dated as of March 16,
                         1995, between the Company and the
                         Wand/Nestor Partnership  . . . . . . . . . . . .

                         * Exhibit A/Form of Promissory Note. . . . . . .

                         * Exhibit B/Form of New Warrant to acquire
                           1,000,000 Shares of Company Common Stock . . .

                         * Exhibit C/Form of Fee Warrant to acquire
                           700,000 shares of Company Common Stock . . . .

                         * Exhibit D/Form of Amended and Restated
                           Registration Rights Agreement, to be
                           entered into at the closing of the
                           Standby Agreement, among the Company
                           and certain holders of its securities,
                           including the Wand/Nestor Partnership  . . . .

              2          Amendment No. 1, dated as of April 7, 1995,
                         to the Standby Financing and Purchase Agree-
                         ment . . . . . . . . . . . . . . . . . . . . . .

              3          Joint Filing Agreement . . . . . . . . . . . . .


                               JOINT FILING AGREEMENT

                    The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on behalf of all of them on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

          Dated:  April 18, 1995

                                             By:
                                             Name:  Bruce W. Schnitzer

                                             WAND (NESTOR) INC.

                                             By:
                                             Title:  Chairman

                                             WAND/NESTOR INVESTMENTS L.P.

                                             By:  Wand (Nestor) Inc.
                                                  General Partner

                                             By:
                                             Name:  Bruce W. Schnitzer
                                             Title:  Chairman